ICAP PLC - Director/PDMR Shareholding

RNS Number:2243E
ICAP PLC
07 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

George Macdonald

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

George Macdonald

6. Description of shares (including class), debentures or derivatives or

financial instruments relating to shares

Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

Purchase of 100,000 shares at an average price of £4.9014 as a spread bet September contract.

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.02

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

6 June 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

500,000 0.08%

16. Date issuer informed of transaction

6 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

....

Name and signature of duly authorised officer of issuer responsible for making notification

Deborah Abrehart, Group Company Secretary

Date of notification

7 June 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ICAP PLC - Holding(s) in Company

rRNS Number:0603E
ICAP PLC
05 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

30 May 2006

11. Date company informed

5 June 2006

12. Total holding following this notification

Holding has gone below 3%

13. Total percentage holding of issued class following this notification

Not known

14. Any additional information

15. Name of contact and telephone number for queries

Deborah Abrehart 020 7000 5781

16. Name and signature of authorised company official responsible for making this notification

Deborah Abrehart, Group Company Secretary

Date of notification

5 June 2006

END

HOLEADKSESEKEFE

ICAP PLC - Acquisition

RNS Number:0422E
ICAP PLC
05 June 2006

ICAP completes acquisition of EBS

London, 5 June 2006. ICAP plc (IAP.L) the world's largest interdealer broker, has completed the acquisition of EBS Group Limited (EBS), the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community.

The acquisition, which was announced in April 2006, will combine EBS's strengths in electronic spot foreign exchange with ICAP's Electronic Broking business to create a single global multi-product business with further growth potential and significant economies of scale. This platform will provide customers with more efficient electronic trade execution, reduced integration costs and give access to broad liquidity across a wide product range.

The consideration for 100% of the share capital of EBS is US$517 million in cash and 36,100,234 new ICAP shares which have been allotted to the EBS shareholders that elected to receive them today and which will be admitted to trading on the London Stock Exchange from Tuesday 6 June 2006. These new ICAP shares are subject to lock-up arrangements for a period of six months. ICAP's issued share capital, following the issue of these new shares, is 643,832,962 shares.

The cash consideration paid to EBS shareholders was financed by a combination of ICAP's internal cash resources and new term loan and revolving credit facilities provided by J.P.Morgan Chase Bank, N.A., HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

About EBS

Launched in September 1993 by a group of the world's largest foreign exchange market making banks, EBS is the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. Approximately US$145 billion in spot foreign exchange, 700,000 ozs gold and 7,000,000 ozs silver transactions are conducted over the EBS Spot Dealing System in more than 40 countries each day.

The EBS shareholders were subsidiaries of the following banks and institutions: ABN AMRO, Bank of America, Barclays, Citigroup, Commerzbank, Credit Suisse First Boston, HSBC, JPMorgan Chase, Lehman Brothers, The Royal Bank of Scotland, S-E-Banken, UBS AG and the Minex Corporation of Japan.

More information about EBS is available at www.ebs.com

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. For more information go to www.icap.com

END

ACQEAEKSEEPKEFE

ICAP PLC - Director/PDMR Shareholding

RNS Number:9872D
ICAP PLC
02 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

John Nixon

David Rutter

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

....

....

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

1 June 2006

18. Period during which or date on which it can be exercised

1 June 2009 to 30 May 2016

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

Ordinary shares of 10 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

493 pence per share

22. Total number of shares or debentures over which options held following notification

John Nixon 250,000

David Rutter 250,000

23. Any additional information

Subject to performance conditions

24. Name of contact and telephone number for queries

Kathryn Dickinson, 020 7000 5782

Name and signature of duly authorised officer of issuer responsible for making notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

2 June 2006

END

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ICAP PLC - Additional Listing

RNS Number:9485D
ICAP PLC
02 June 2006

ICAP plc ('ICAP')

Additional Listing

Application has today been made to the UK Listing Authority and the London Stock Exchange for the admission of a total of 36,100,234 ordinary shares of 10 pence each in ICAP plc to the Official List and to the London Stock Exchange for these securities to be admitted to trading.

The application has been made in respect of shares that represent part of the consideration payable to the shareholders of EBS Group Limited ('EBS') in conjunction with ICAP's acquisition of EBS.

Following this additional listing, ICAP's issued share capital will be 643,832,962 ordinary shares.

END

LISBIGDLDUGGGLB

ICAP PLC - Director/PDMR Shareholding

RNS Number:9288D
ICAP PLC
01 June 2006

ICAP plc (the 'Company')

On 31 May 2006, the Company was notified that Mourant & Co Trustees Limited, as Trustee of the ICAP Employee Share Trust (the 'Trust') transferred at nil cost 348,320 ordinary shares of 10p each in the Company on 31 May 2006 to Stephen McDermott, an executive director of the Company, in satisfaction of a promise to receive shares made to him on 16 July 2003.

In order to meet the US tax liability which is incurred immediately by the transfer of those shares, Mr McDermott sold on the London Stock Exchange on 31 May 2006 a total of 348,320 shares at a price of 481.66p per share.

Following these transactions, Stephen McDermott had an interest in 92,640 ordinary shares in the Company.

The Trust is a discretionary trust established by the Company of which all employees and former employees of ICAP plc and its subsidiaries are potential beneficiaries. Five of the Company's directors, M A Spencer, J N Pettigrew, S McDermott, D Gelber and M Yallop, are therefore, regarded for Companies Act purposes, as being interested in the 767,294 ICAP plc shares held by the trustees of the Trust that remain unallocated following the transfer referred to above.

Kathryn Dickinson
Deputy Company Secretary
ICAP plc
1 June 2006

END

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ICAP PLC - Holding(s) in Company

RNS Number:8244D
ICAP PLC
31 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10 pence each

10. Date of transaction

11. Date company informed

30 May 2006

12. Total holding following this notification

19,133,297

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

31 May 2006

END

HOLEAFSFDDKKEFE

ICAP PLC - Dividend Record Date

RNS Number:8265D
ICAP PLC
31 May 2006

Dividend Record Date

If approved at the Annual General Meeting on 19 July 2006, the final dividend will be paid on 25 August 2006 to shareholders on the register at 28 July 2006.

Contact:

Mike Sheard, Director of Corporate Affairs Tel: + 44 20 7050 7110

END

MSCWUUCAAUPQGGG

ICAP PLC - Final Results

RNS Number:7967D
ICAP PLC
31 May 2006

Preliminary Statement for the year ended 31 March 2006

London - 31 May 2006

ICAP plc (IAP.L), the world's largest interdealer broker, today announced its audited results for the year ended 31 March 2006.

Highlights:

	Year ended 31 March 2006 £m	Year ended 31 March 2005(2) £m	Increase %
Revenue	919.2	812.7	13
Administrative expenses(3)	736.4	651.0	13
Profit(1)	204.3	176.7	16
Profit before tax - statutory	193.0	166.8	16
EPS (basic)	19.6p	18.3p	
EPS (adjusted)	21.5p	19.4p	
Dividend per share	10.0p	8.25p	

* Strong growth in profit and adjusted EPS
* Overall Group revenue rose by 13% from £812.7 million to £919.2 million with electronic broking revenue increasing by 17%
* The Group continues to exercise tight control over its cost base. Excluding broker bonuses, underlying cost growth (at constant exchange rates, excluding the impact of acquisitions) was restricted to 4%
* The Group's operating profit3 margin remained constant at 21% reflecting the Group's continuing investment in people and technology, particularly the upgrade to the Group's electronic broking platforms. The Group's electronic broking operating profit margin now exceeds 30% for the first time
* The Group remains highly cash generative with a strong balance sheet
* The directors recommend a final dividend per ICAP share of 7.5p, which will be paid on 25 August 2006. The full-year dividend would be 10p per share, a rise of 21% on the previous year
* The acquisition of EBS is expected to be completed by 5 June 2006

Michael Spencer, Group Chief Executive Officer, said "Both ICAP's electronic and voice broking businesses have shown strong growth compared with the same period last year. We have controlled our costs well, whilst investing in the growth of the business. The outcome is a significant increase in profit.

Looking ahead, our strategy remains the same. We will continue to extend further our electronic broking business into an increasing number of markets with highly liquid, commoditised products and grow our voice broking business into more structured products.

Our immediate task is to complete the integration of EBS and to begin to capitalise on the benefits the acquisition brings. We have experienced an active start to the new financial year with good volumes in most of our products and markets. I am pleased to say the firm has never been in such good shape and with so many opportunities."

(1) Profit is defined as pre-tax profit before amortisation and impairment of intangibles arising on consolidation and exceptional items.

(2) At reported exchange rates and restated on an IFRS basis.

(3) Excludes amortisation and impairment of intangibles arising on consolidation and exceptional items as a percentage of revenue.

There will be briefing for analysts and shareholders at 09:30 am BST on Wednesday 31 May 2006 at 2 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analysts at 09:30 am BST on Wednesday 31 May 2006 will be available on the web site, www.icap.com at 1:00 pm BST on Wednesday 31 May 2006. It will remain on the web site for six months.

Contacts:

Michael Spencer	Group Chief Executive Officer	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

ICAP plc

Preliminary Statement for the year ended 31 March 2006

Review of Operations

The Group reported profit of £204.3 million before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items; this represents a 16% increase over the prior year. On a statutory basis profit before taxation was £193.0 million for the year ended 31 March 2006 (2005 - £166.8 million). We continue to believe that profit before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items better reflects the Group's underlying year-on-year performance. This measure is reconciled to profit before tax on the face of the consolidated income statement.

Business drivers

ICAP is a growth business in a growing market. Many factors continue to support this growth including:

* Macro-economic imbalances in currencies, interest rate and credit markets leading to continuing price volatility and the basis for further growth in interest rate and credit derivatives, FX, energy and listed futures markets;
* The search for yield among global investors underpinning the growth in structured credit and equity products and reinforcing the attractions of efficient (electronic) execution;
* Commoditisation of "flow" markets and the increasing focus on electronic trading and increasing commitment of capital to proprietary and algorithmic trading strategies by dealers and their customers;
* Rapid growth in equity derivatives driven by rising stock markets and the search for yield;
* Continuing liberalisation of emerging markets and the growth in onshore and local currency fixed income, derivatives and credit markets; and
* Increasing regulatory and prudential pressure for best execution and price transparency, which favour electronic trading venues.

Historically, the underlying interdealer broking (IDB) market has grown at rates of 3-5% per annum. With the positive impact of the factors noted above as well as the continuing very high levels of innovation and product development occurring in the wholesale financial markets today, we believe that (notwithstanding commission compression) somewhat higher growth rates should be seen in the next 12-24 months.

The principal areas in which we expect to see faster growth are FX, energy, credit derivatives, equity derivatives and financing, emerging markets and structured products generally.

In addition to the factors noted above, the growth of electronic broking in the more liquid and commoditised markets itself feeds additional growth through:

* Driving lower transaction costs which increase trading volumes by encouraging the development of algorithmic and other highly price sensitive trading strategies;
* Concentrating volumes among fewer, electronic venues;
* Enabling lower post-trade transaction costs through automated confirmation and straight-through processing (STP), thereby increasing customer efficiency and attracting extra marginal volumes.

Strategy

ICAP's strategic goals remain constant and very clear: to be the leading global intermediary in the wholesale OTC markets by a clear margin with at least a 35% share of overall market revenues and with 50% of our profit derived from electronic broking. As the more commoditised products migrate to electronic broking we aim to develop the leading global franchise in structured and exotic products, energy, credit, equity derivatives and less liquid markets to ensure ongoing growth of our voice business. We believe strongly that our voice broking activities have material room for further expansion.

We have had a consistent strategy for several years which can be summarised as:

* Providing customers with more efficient electronic trade execution, reduced integration costs, improved post-trade feeds and liquidity across a wide product range
* Maintaining close long-term relationships with our customers
* Developing the business through the combination of people and technology
* Extending product and service innovation and
* Growing our voice and electronic businesses, both organically and by selective acquisition

ICAP operates as a global business in markets that are truly global. Our vision is to create the global exchange for OTC financial products and to build a global brand in wholesale financial services. We believe that we can best provide the service our customers need by combining the strengths of our people together with technology - and that by doing so we set the standard for our industry.

Acquisition of EBS

A key component of the execution of our strategy is the milestone agreement we reached in April 2006 to acquire EBS for US$517 million and 36.1 million new ICAP shares. EBS enjoys a leading global position in electronic spot foreign exchange with a very broad customer base, excellent technology and average transaction volumes of over US$145 billion per day. In addition, it has well qualified and experienced management and staff which will benefit ICAP going forward. The acquisition of EBS is expected to be completed by 5 June 2006.

The acquisition of EBS will more than double ICAP's annual electronic broking revenue. In 2005, EBS's revenue was £114 million (up 10% on 2004) and operating profit before exceptional items and goodwill amortisation was £20 million. At 31 December 2005, the gross assets of EBS were £128 million (net assets: £83 million) including cash of £32 million. EBS has budgeted for revenue in 2006 to increase by 10% to £132 million and operating profit to increase by 54% to £33 million. During the first three months of 2006, EBS's operating profit was significantly ahead of budget.

EBS's market is driven by continuing global macro-economic imbalances, the liberalisation of emerging markets and increasing proprietary risk taking at banks. Its growth is helped by the expansion of prime broking and algorithmic trading engines and the growth of leveraged investors/hedge funds.

Further expansion of the EBS platform is expected to come from the development of the algorithmic trading business. The addition to the platform of non-deliverable forward FX and the merger of EBS and ICAP's iForwards platforms will continue to move ICAP's forward FX business electronic.

As a part of the integration of EBS we are reorganising our reporting structure so that ICAP's electronic broking operations will be integrated in a single, new, global electronic division. This division will be run by Jack Jeffery, CEO of EBS, and David Rutter, CEO of ICAP Electronic Broking North America, will be deputy CEO. All technology resources of the combined group will be managed on an integrated basis and report to Jay Spencer, ICAP Global Chief Information Officer. A dedicated project management office will oversee the process of integration, reporting to Steve McDermott, Executive Director, ICAP plc.

We have demonstrated in our previous mergers and acquisitions that there are significant economies of scale available by effectively combining those businesses. We expect that the combination of EBS with ICAP's electronic broking businesses will generate annual cost synergies of at least £19 million which can be achieved by 2008/09. These synergies include network infrastructure, IT and property costs. To achieve these synergies, ICAP expects to incur exceptional costs of £14 million in the first two years following the acquisition. The margin from EBS's business, combined with the additional cost synergies, will increase ICAP's overall margin.

In parallel with the continuing development of our voice broking business and the development of new markets, this acquisition takes us further towards our goal of offering comprehensive electronic execution and post-trade services for liquid, commoditised markets. It moves ICAP a step closer to offering full multi-asset electronic trading with liquidity in foreign exchange, cash bonds and repo, as well as derivatives in many currencies. In future we want to provide the ability to cross trade spreads and products and take market efficiency to a new level. We hope to make it possible soon to trade in a 10 year government bond in a local currency and then, through a chain of other linked deals, produce a hedged transaction in an interest rate derivative in a different currency.

Using technology to increase trading efficiency

ICAP uses a number of different technology platforms to deliver electronic broking to the different markets we serve. We continue to invest so that in the future the majority of ICAP's services, apart from a few very illiquid or structured products, are available electronically as well as through voice brokers. To reduce support costs we are migrating from some of our existing platforms to newer, more efficient technologies. In addition, we are building a sophisticated capability to provide access across these platforms so that we can satisfy demands in the future from our customers for cross-market trading.

The main benefits offered by electronic broking are lower costs, increased speed and ease of execution. However, the positive impact on a bank's costs is not only limited to the execution of trades, but more importantly to the potential cost savings in the middle and back office functions. The majority of the costs and inefficiencies in the OTC market usually occur post trade, where transactions need to be manually confirmed and input into the banks' systems for both settlement of the trade and position management.

For ICAP a fundamental business requirement is the integration of our networks and systems with those of our customers' post-trade systems. Establishing these links can be difficult and slow, involving the banks investing time and money to complete this integration, but once established they provide a significant competitive advantage.

Electronic broking, together with post-trade feeds, provides STP which allows the trade to be confirmed, cleared (where the market has clearing) and settled upon the execution of the trade. Voice-brokered trades are also confirmed electronically through the same process. This streamlined process reduces costs significantly, but also enables many more trades to be executed and processed within a day, thereby increasing the velocity of trading in these markets.

Competitive landscape

ICAP remains the global leader in our sector with an overall market share estimated at between 28-29%, slightly higher than a year ago.

In the voice broking markets, the major IDB firms continue to consolidate market share as banks seek to rationalise their broking relationships and achieve economies of scale. While this process of consolidation has already run a long way in certain products, it is still in the early stages in others (e.g equity derivatives, energy) and we therefore believe the trend will continue for some time.

The acquisition of EBS is a significant step forward in this process of market consolidation and will transform the electronic competitive landscape, more than doubling ICAP's share of OTC electronic broking and widening product coverage.

The customer footprint that the combined ICAP electronic broking and EBS networks will give us, together with the opportunities for functional enhancement and delivery of additional products and services over that network, place ICAP in a strong position as the inevitable evolution towards electronic trading takes place.

The derivatives exchanges have shown rapid volume growth, particularly in North America, as they benefit from the uplift from taking their markets electronic. The launch of new futures or options contracts is a risky and often disappointing business. In contrast we have found that innovation in the OTC markets is much more frequent and has a much greater chance of success. Recent examples include credit derivatives, emissions credits and inflation swaps.

Liquid futures contracts are natural hedging tools in many of our markets and each type of instrument helps the development of the other. As the exchanges seek to expand their businesses there is the potential for more competition between the institutional or wholesale financial markets serviced by ICAP and the exchanges which are open to a much wider variety of users.

Geographic analysis

ICAP's businesses are broadly distributed with 23 offices worldwide; with Europe and the Americas the two largest regions.

The Americas

The Americas were the most profitable region in 2005/06 an operating profit* of £103.9 million (2004/05 - £88.2 million) and revenue of £428.2 million resulting in an operating profit* margin of 24.3%. Voice broking, electronic broking and information sales were all significant contributors to the profitability of this business. Overall activity in securities was unchanged on the previous year as flat yield curves and tight credit spread subdued revenues and reduced overall profitability in securities broking. In contrast, mortgage backed securities and credit derivatives grew significantly. Increased activity in the energy markets, plus the acquisition of United Fuels, resulted in a significant improvement in revenue and operating profit*. Our emerging markets business in Latin American products has expanded strongly this year and we are working to extend our activities further.

Europe

Revenue in Europe increased by 11% to £394.9 million, generating operating profit* of £85.3 million (2004/05 - £76.4 million). Most markets performed in line with the previous year. There was continuing growth in the credit derivatives market although demand for bonds in the credit markets was discouraged by tight credit spreads. Overall there was more activity in the sterling markets. The emerging markets business had a good year, particularly in eastern European foreign exchange. In the energy markets we saw strong growth across oil, electricity, coal and gas.

Asia Pacific

Following the turmoil last year when there were significant staff movements between brokers as competitors attempted to establish themselves in the region, a very competitive environment has emerged. Operating profit* fell in the year to 31 March 2006 to £7.1 million (2004/05 - £9.4 million) on revenue of £96.1 million. During the year we strengthened the business with newly recruited staff. In Australia we acquired an interest rate swaps team by agreement with a competitor. The team has proved to be very successful.

Business performance

ICAP segments its Group revenue and operating profit* into five divisions: electronic broking, derivatives and money broking, securities broking, energy broking and information services.

Electronic broking

ICAP's voice and electronic broking businesses operate as two strong parallel businesses. ICAP is the leading electronic interdealer broker in the fixed income markets. By combining with EBS in foreign exchange, ICAP will be the largest global electronic broker in liquid, commoditised OTC markets providing customers with the broadest product range, the widest electronic footprint and strong post-trade support.

There was a 17% increase in revenue in electronic broking to £98.3 million in 2005/06. The operating profit* margin improved to 30% from 28% in the previous year, despite the additional costs of running two platforms in parallel in the second half of the financial year as we migrate to our new electronic broking platform. This demonstrates the substantial operational leverage in these businesses.

Despite flatter and at times inverted yield curves, issuance to fund rising deficits and the growth of "black-box" automated trading systems maintained volumes in the government bond markets. Overall average daily US Treasury volume was $561 billion/day in the first quarter of 2006, virtually unchanged from the same period in the previous year. Electronic volumes in the US Treasury products on the BrokerTec platform increased by 23% over the previous year, to average US$126 billion/day. We estimate that our average combined voice and electronic market share overall in US Treasury products continued to exceed 58% during the same period. ICAP is also firmly established as market leader in the European and US$ repo markets. Average electronic broking volumes in the last quarter of 2005/06 had increased by 18% to reach US$211 billion/day in Europe. In the US repo market overall volumes were down 7%, ICAP's electronic volumes were down just 1% at US$180 billion/day.

We continue to make some progress in accessing the Italian government bond markets following the agreement with Monte Titoli S.p.A. to give ICAP Electronic Broking direct access to their systems for the clearing and settlement of Italian government bonds and repo. We have recently gained access to both the central counterparties (Cassa di Compensazione e Garanzia and LCH-Clearnet). To complete the process we are hopeful that the Dipartimento del Tesoro may revise the current primary dealer assessment process and give equal weight to volumes traded on any platform.

Investment in our technology platforms continues. Migrating the BrokerTec platform to a new technology is underway and will incur additional costs in the short term but will deliver lower costs and greater scalability in the longer term. To prepare for the longer term potential of cross market trading we are continuing to invest in i-Connect which will interconnect several broking platforms and customer interfaces.

ICAP's electronic broking footprint is already much more extensive than any other broker and currently includes active and off-the-run US Treasuries, bills, notes, bonds, strips, TIPS and basis trading as well as agencies and mortgages; European, UK, Australian, Japanese and South African government bonds; US$ and euro repurchase agreements; Eurobonds and credit derivatives; EONIAS and forward foreign exchange. Electronic broking of credit default swaps and indices in London has established a good market position; customers have access to bonds and credit repo on the same display. In the Americas, mortgage backed securities has established liquidity and electronic volumes are growing. Credit default indices have recently been launched.

On the other platforms:

* i-Forwards - ICAP's electronic broking system for forward foreign exchange is now being used by 71 banks in Europe, the US and Asia
* i-Swap - Since we launched electronic broking in euro interest rate swaps has been disappointing as our customers focus on automating their client facing systems. We believe that the banks will turn their attention to electronic broking in the interdealer market once their customer systems are completed. The lengthy process of installation and integration has 15 banks live for trading medium term euro interest rate swaps and a further four in process. For trading in euro overnight indexed swaps, 33 banks are live on the platform

Derivatives and money broking

Although yield curves flattened, interest rate markets have remained reasonably active and revenue has shown steady improvement. The Group's broad market coverage of the emerging markets meant that we benefited from increased flows and volatility, particularly in Latin American derivatives and foreign exchange. As a result, ICAP's revenue in derivatives and money markets grew from £328.4 million to £368.6 million, increasing operating profit* to £83.4 million (2004/05 - £75.7 million).

Securities broking

The overall effect of changes in market activity was increased revenue of £350.5 million, up 8%, generating operating profit* of £54.0 million (2004/05 - £52.0 million). Credit default derivatives continued to grow and the introduction of trading in credit default indices spurred electronic broking in this market.

In the past year we continued to broaden ICAP's futures business and are now clearing members of Euronext, Liffe, Eurex, Chicago Mercantile Exchange, Chicago Board of Trade, NYMEX and the International Petroleum Exchange. An agency clearing agreement allows ICAP to clear on all other principal exchanges. The global clearing platform is based on the London hub and allows ICAP to offer a

highly competitive service globally. The execution business in London has been similarly expanded and integrated with new desks in New York and Sydney. ICAP now offers its clients access to all electronic exchanges in the three time zones via a single platform.

The OTC equity derivatives markets have grown significantly and we have benefited from this increased activity. We believe that there are significant opportunities to grow further in this highly fragmented market.

Energy broking

Our energy businesses have experienced a substantial increase in activity, particularly in the oil markets and ICAP Energy's revenue rose to £75.9 million from £50.9 million in 2004/05. Operating profit* rose by 101% to £15.1 million. In early October we completed the acquisition of the majority of the assets of United Fuels International, Inc. and its Affiliates (United Fuels). United Fuels has a strong presence in US oil, oil related markets, emissions and coal which is a great addition to our core strength in US power and gas. It has continued to be an excellent fit with ICAP's leading position in the energy markets in Europe and Asia particularly the London and Singapore based businesses in oil and refined products.

For the second year running ICAP Energy was named Broker of the Year by Energy RISK magazine in a poll of market participants.

Information services

ICAP produces a broad array of prices and information covering most OTC financial markets. As markets move to electronic broking there is increased concentration of market share and information from these markets becomes more valuable. ICAP distributes its information mainly through professional data vendors including Reuters, Bloomberg, Telerate and Thomson. In the highly competitive environment among these data vendors, the market for financial information remains tight. However, several multi-year contracts with these vendors have been agreed this year. Revenue increased slightly to £25.9 million in 2005/06 and operating profit* was £14.2 million.

Regulatory capital changes

The Group has historically been subject to "Consolidated Supervision" by the FSA, under which it has been required to maintain consolidated regulatory capital in excess of regulatory capital requirements. For this purpose, consolidated regulatory capital is computed net of intangible assets. The practical implication of this has been that, like many firms subject to Consolidated Supervision, ICAP has been required to fund all the goodwill arising on material acquisitions with equity.

Based on undertakings given by the Group and the Group's low risk profile, the FSA has been able to grant ICAP a waiver from Consolidated Supervision, which effectively removes this requirement to deduct goodwill from consolidated regulatory capital. However, the regulatory landscape is changing and this waiver will need to be reaffirmed in light of these new requirements.

On 1 January 2007 the Group will become subject to the new Capital Requirements Directive (CRD). Under the CRD, the circumstances in which a group may avoid deducting goodwill from regulatory capital are more restrictively defined; nevertheless it will still be possible provided that such a group has no exposure to market risk in its activities.

Following extensive discussions with the FSA, the Group believes that it will be able to meet the tougher tests in the CRD and continue to calculate its consolidated regulatory capital requirement on this more advantageous basis.

This decision has very significant implications for the business strategy and future capital structure of the firm. Provided that the Group can continue to meet the CRD's "zero market risk" test, a much higher proportion of current and future goodwill can be financed with senior debt rather than equity or subordinated debt.

Funding the acquisition of EBS

To finance the acquisition of EBS the Group arranged an underwritten debt facility from JP Morgan for up to £400m which provides, together with our own internal cash resources, the funds required to close the deal.

A combination of five year bullet term and revolving syndicated senior debt

facilities are being finalised to take out this underwritten facility and provide term funding for the Group. These facilities total £300 million in aggregate, a level that reflects the take up of the equity alternative. The margin, covenants, and other terms of these facilities reflect the competitive nature of the banking markets, the improving nature of the Group's credit and the highly cash generative nature of our business. Accordingly, these new facilities have also been used to refinance other, more expensive, working capital facilities.

The new facilities will be repaid from the substantial cash flow generated by the Group.

Outlook

We have witnessed an active start to the new financial year with good volumes in most of our products and markets. The immediate task is to complete the integration of EBS and to begin to capitalise on the benefits the acquisition brings. Looking ahead, we will continue to extend our electronic broking business into markets with highly liquid, commoditised products and to extend our voice broking business into more structured and other products.

Activity in our markets is driven by the volatility generated from a broad range of influences, over which we have no control. We aim to achieve secular growth from increasing market share and expanding product coverage. Our operating profit margin growth depends on our cost control and our ability to extract the scale economies that make these businesses so sustainable. I am pleased to say that the firm has never been in such good shape and with so many opportunities.

Dividend

Subject to shareholder approval, a 7.5p final dividend is proposed. This compares with 6.4p in the prior year and would result in a full-year dividend of 10p, which represents a 21% increase over the prior year. This is the sixth consecutive year that we have been able to increase the dividend and reflects the underlying earnings performance in the year and the Group's current financial position. The full-year dividend remains more than twice covered by the profit before taxation, amortisation and impairment of intangibles arising on consolidation and exceptional items.

During the year the board implemented its earlier decision that future interim dividends will be calculated as 30% of the previous year's full-year dividend. This approach will continue in the 2006/07 financial year.

* Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items. We continue to believe that this measure better reflects the Group's performance and it is reconciled to statutory group operating profit in the segmental analysis.

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. With over 3,000 staff, ICAP has a strong presence in each of the three major financial markets, London, New York and Tokyo, together with a local presence in 20 other financial centres. For more information go to www.icap.com

Audited Consolidated Income Statement

		Year ended 31 March 2006				Year ended 31	
	Note	Before amortisation & impairment of intangibles arising on consolidation & exceptional items £m	Amortisation & impairment of intangibles arising on consolidation £m	Exceptional items £m	Total £m	Before amortisation & impairment of intangibles arising on consolidation & exceptional items £m	Amortisat & impairm intangib arising consolidat
Revenue	2	919.2	-	-	919.2	812.7	
Administrative expenses		(736.4)	(10.7)	-	(747.1)	(651.0)	(

	Note						
Other income		13.5	-	-	13.5	12.3	
Operating profit	2	196.3	(10.7)	-	185.6	174.0	(
Finance income		14.6	-	-	14.6	6.9	
Finance costs		(9.8)	-	-	(9.8)	(2.3)	
Share of profit/(loss) of associates (after tax)		3.2	(0.6)	-	2.6	(1.9)	(
Profit before taxation	3	204.3	(11.3)	-	193.0	176.7	(
Taxation	4	(72.2)	-	-	(72.2)	(58.4)	
Profit for the year		132.1	(11.3)	-	120.8	118.3	(
Attributable to:							
Equity holders of the parent		128.5	(11.3)	-	117.2	116.2	(
Minority interests		3.6	-	-	3.6	2.1	
		132.1	(11.3)	-	120.8	118.3	(
Earnings per ordinary share							
- basic	6				19.6p		
- diluted	6				19.1p		

Audited Consolidated Statement of Recognised Income and Expense

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Revaluation of available for sale investments	13.5	-
Net movement on cash flow hedges	(4.2)	-
Actuarial gains/(losses) on post-retirement employee benefits	0.2	(1.0)
Exchange adjustments on net investments in overseas subsidiaries	17.2	(7.2)
Net current tax on items recognised in equity	4.4	-
Net deferred tax on items recognised in equity	(2.8)	0.4
Income/(expense) recognised directly in equity	28.3	(7.8)
Profit for the year	120.8	109.6
Total recognised income for the year	149.1	101.8
Total recognised income for the year attributable to:		
Equity holders of the parent	145.5	99.9
Minority interests	3.6	1.9
	149.1	101.8
Net adjustment as at 1 April 2005 as a result of adoption of IAS32 and IAS39		
Equity holders of the parent	6.1	-

Audited Consolidated Balance Sheet

	Note	As at 31 March 2006 £m	As at 31 March 2005 £m

Assets			
Non-current assets			
Intangible assets arising on consolidation		276.7	256.5
Intangible assets arising from development expenditure*		16.5	15.7
Property, plant and equipment*		50.2	51.5
Investment in associates		33.1	8.9
Deferred tax assets		33.7	42.9
Trade and other receivables		4.0	4.4
Available for sale investments		35.1	-
Other investments		-	7.5
		449.3	387.4
Current assets			
Trade and other receivables	10	144,354.7	680.6
Available for sale investments		11.8	-
Other investments		-	16.2
Cash and cash equivalents		339.9	231.3
		144,706.4	928.1
Total assets		145,155.7	1,315.5
Liabilities			
Current liabilities			
Trade and other payables	10	(144,325.9)	(708.3)
Short-term borrowings and overdrafts		(0.1)	(0.6)
Short-term provisions		(3.9)	(7.5)
Tax payable		(51.8)	(38.0)
Obligations under finance leases		(0.1)	(0.7)
		(144,381.8)	(755.1)
Non-current liabilities			
Trade and other payables		(10.4)	(11.1)
Long-term borrowings		(128.7)	-
Retirement benefit obligations		(2.1)	(2.7)
Tax payable		-	(9.8)
Deferred tax liabilities		(9.2)	(12.7)
Long-term provisions		(3.6)	(3.8)
Obligations under finance leases		(0.1)	(0.3)
		(154.1)	(40.4)
Total liabilities		(144,535.9)	(795.5)
Net assets		619.8	520.0
Equity			
Capital and reserves			
Called up share capital	13	60.8	60.6
Contingent share capital	13	-	7.0
Share premium account	13	217.4	215.2
Other reserves	13	39.9	28.8
Retained earnings	13	285.7	197.9
Equity attributable to equity holders of the parent		603.8	509.5
Minority interests - equity	13	16.0	10.5
Total equity		619.8	520.0

* Reclassification of non-current assets (note 1)

Audited Consolidated Cash Flow Statement

	Note	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Cash flows from operating activities	11	95.6	133.0
Cash flows from investing activities			
Dividends received from associates		0.8	0.9

Other equity dividends received		0.3	-
Interest received from third parties		11.6	6.8
Payments to acquire property, plant, and equipment*		(13.0)	(21.6)
Intangible development expenditure*		(6.6)	(5.3)
Receipts from sale of property, plant, and equipment		0.8	0.3
Net payments to acquire financial assets held at fair value		(7.0)	-
Net payments to acquire available for sale financial investments		(5.7)	(5.2)
Acquisition of interests in businesses net of cash acquired		(32.8)	(16.0)
Acquisition of associates		(8.5)	(5.1)
Net cash flows from investing activities		(60.1)	(45.2)
Cash flows from financing activities			
Interest element of finance lease payments		-	(0.1)
Interest paid to third parties		(7.2)	(1.8)
Dividends paid to minority interests		(1.3)	(2.1)
Equity dividend paid		(53.1)	(45.0)
Share capital purchased for cancellation		-	(17.3)
Payments to acquire own shares		(4.0)	(3.8)
Receipts from sale of own shares		-	1.1
Proceeds from issue of ordinary shares		2.4	0.8
Capital element of finance lease payments		(0.8)	(1.5)
Private placement funds received net of fees		124.8	-
Net cash flows from financing activities		60.8	(69.7)
Exchange adjustments		12.8	(4.7)
Net increase in cash and cash equivalents		109.1	13.4
Net cash and cash equivalents at beginning of year		230.7	217.3
Net cash and cash equivalents at end of year		339.8	230.7

* Reclassification of non-current assets (note 1)

1 Basis of preparation and first time adoption of IFRS

The Financial Statements for the year ended 31 March 2006 are the Group's first annual ac in accordance with International Financial Reporting Standards (IFRS). The date of transi to be 1 April 2004 and the results for the year ended 31 March 2005 have been restated ac changes relating to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS3 Instruments: Recognition and Measurement" which have been adopted prospectively from 1 Ap

The Financial Statements have been prepared in accordance with IFRS, IFRIC interpretation of the Companies Act 1985 applicable to companies reporting under IFRS. The Financial Sta prepared under the historical cost convention, as modified to include the fair value of c instruments and in accordance with the IFRS adopted for use in the European Union and the Article 4 of the EU IAS Regulation.

Under IFRS the Group will maintain the columnar format for the presentation of its consol statement. This will enable the Group to continue its practice of improving the understar presenting profit for the year before amortisation and impairment of intangibles arising exceptional items. This is the profit measure used in the adjusted EPS calculation and is the most appropriate as it better reflects the Group's underlying cash earnings. Profit b impairment of intangibles arising on consolidation and exceptional items is reconciled tc on the face of the income statement.

Items which are of a material and non-recurring nature, such as disposals of items of prc equipment, restructuring of activities and litigation settlements, have been disclosed se clearer presentation of the Group's results. These items are shown as 'exceptional items income statement.

The Group has reclassified assets arising from development expenditure as intangible with 2004. Previously such assets had been included within property, plant and equipment. The sheet for the year ended 31 March 2005 has been restated to present intangible assets ari

expenditure separately from property, plant and equipment. As a consequence, intangible a
from development expenditure have increased by £15.7m, with property, plant and equipment
corresponding amount. The amortisation of assets arising from development expenditure rem
statement within the column 'before amortisation and impairment of intangibles arising or
exceptional items'. There was no effect on the net assets of the Group or on the profit b
year ended 31 March 2005.

Intangible assets arising on consolidation represent goodwill and other separately identi
assets on business combinations since 1 April 2004. The amortisation and any impairment i
statement within the column 'amortisation and impairment of intangibles arising on consol

2 Segmental information

In accordance with IAS14 "Segment Reporting" the Group has defined the primary segment as
substantially the basis on which it manages its operations.

(a) Analysis by geographic segment

Year ended 31 March 2006

	Americas £m	Europe £m	Asia Pa
Revenue	428.2	394.9	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	103.9	85.3	
Amortisation and impairment of intangibles arising on consolidation	(3.0)	(6.7)	
Exceptional items	-	-	
Operating profit	100.9	78.6	
Net finance income	3.8	0.6	
Share of post-tax profit of associates	-	1.7	
Profit before taxation	104.7	80.9	

Included in revenue is £24.7m in respect of joint ventures (Americas £11.0m, Europe £7.8m
Included in operating profit is £6.3m in respect of joint ventures (Americas £3.2m, Europ
£1.3m).

Year ended 31 March 2005

	Americas £m	Europe £m	Asia Pa
Revenue	374.0	354.5	
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	88.2	76.4	
Amortisation and impairment of intangibles arising on consolidation	(0.5)	(0.2)	
Exceptional items	0.3	(7.0)	
Operating profit	88.0	69.2	
Net finance income/(cost)	1.3	3.4	
Share of post-tax profit/(loss) of associates	-	(2.7)	
Profit before taxation	89.3	69.9	

Included in revenue is £18.7m in respect of joint ventures (Americas £10.2m, Europe £5.8m
Included in operating profit is £6.0m in respect of joint ventures (Americas £2.9m, Europ
£1.5m).

(b) Analysis by business segment

Year ended 31 March 2006

	Securities broking	Derivatives and money broking	Energy broking	Electronic broking

	£m	£m	£m	£m
Revenue	350.5	368.6	75.9	98.3
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	54.0	83.4	15.1	29.6
Amortisation and impairment of intangibles arising on consolidation	(1.9)	(0.9)	(0.7)	(5.0)
Operating profit	52.1	82.5	14.4	24.6

Included in revenue is £24.7m in respect of joint ventures (securities broking £3.2m, der broking £21.5m). Included in operating profit is £6.3m in respect of joint ventures (secu £0.1m, derivatives and money broking - profit of £6.4m).

Year ended 31 March 2005

	Securities broking £m	Derivatives and money broking £m	Energy broking £m	Electronic broking £m
Revenue	324.6	328.4	50.9	83.8
Operating profit before amortisation and impairment of intangibles arising on consolidation and exceptional items	52.0	75.7	7.5	23.7
Amortisation and impairment of intangibles arising on consolidation	-	(0.2)	-	-
Exceptional items	(2.2)	(6.7)	(0.3)	0.1
Operating profit	49.8	68.8	7.2	23.8

Included in revenue is £18.7m in respect of joint ventures (securities broking £2.9m, der broking £15.8m). Included in operating profit is £6.0m in respect of joint ventures (secu derivatives and money broking £5.9m).

3 Profit before taxation

Profit before taxation is stated after charging/(crediting):	Year ended 31 March 2006 £m	Y
Amortisation and impairment of intangible assets arising on consolidation		
- Subsidiaries	10.7	
- Associates	0.6	
Amortisation of intangible assets arising from development expenditure	6.3	
Depreciation of property, plant and equipment		
- Owned assets	15.9	
- Assets held under finance leases	0.1	
Operating lease rentals - minimum lease payments	13.1	
Exchange adjustments	(1.0)	
Auditors' remuneration		
- Statutory audit services	1.9	
- Tax services	1.7	
- Other non-audit services	0.3	
	3.9	

4 Taxation

Tax charged to the income statement in the year

Year ended 31 March 2006   Y

	£m
Current taxation	
UK Corporation Tax at 30.0% (2005 - 30.0%)	
- Current year	27.6
- Double tax relief	(0.1)
- Adjustment to prior years	(5.5)
Overseas taxation	
- Current year	47.4
- Adjustment to prior years	(0.2)
	69.2
Deferred taxation	3.0
	72.2

5 Dividends

Amounts recognised as distributions to equity holders in the year:	Year ended 31 March 2006 £m	Y
Final dividend for the year ended 31 March 2005 of 6.4p per ordinary share (2004 - 5.7p)	38.2	
Interim dividend for the year ended 31 March 2006 of 2.5p per ordinary share (2005 - 1.85p)	14.9	
	53.1	

On 30 May 2006 the board proposed a final dividend of 7.5p per share for the year ended 3
not been recognised as a liability of the Group at the year end as it has not yet been ap
Based on the number of shares in issue at the year end, the total amount payable would be

6 Earnings per ordinary share

Basic earnings per share is calculated by dividing the profit for the year attributable t
parent of £117.2m (2005 - £107.5m) by the weighted average number of ordinary shares in i
597.5m shares (2005 - 586.9m).

The weighted average number of ordinary shares in issue excludes the weighted average num
trusts relating to employee share schemes to which the participating employees are not un
being 9.2m shares (2005 - 9.9m).

Diluted earnings per share takes into account the dilutive effect of share options outsta
Company's employee share schemes and the dilutive effect of contingent share capital.

	Year ended 31 March 2006			Year
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m
Basic	117.2	597.5	19.6	107.5
Dilutive effect of share options	-	16.4	(0.5)	-
Dilutive effect of contingent share capital	-	1.3	-	-
Diluted	117.2	615.2	19.1	107.5

Adjusted earnings per share is based on earnings before amortisation and impairment of in
consolidation and exceptional items (and their tax effects). Since post-acquisition profi
earnings, the adjusted weighted average number of shares takes into account the effect of
capital.

	Year ended 31 March 2006			Year e
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m
Basic	117.2	597.5	19.6	107.5
Amortisation and impairment of intangibles arising on consolidation	11.3	-	1.9	0.8

Exceptional items	-	-	-	9.1
Taxation on exceptional items	-	-	-	(1.2)
Dilutive effect of contingent share capital	-	1.3	-	-
Adjusted	128.5	598.8	21.5	116.2

7 Acquisitions

(a) Subsidiaries

United Fuels International, Inc and related companies (United Fuels)

In October 2005, the Group acquired the operating assets of United Fuels, an energy and c in the US, for cash consideration of $27.8m (£15.7m). Since the date of acquisition, Unit £6.5m to revenue and £1.0m to pre-tax profit before amortisation and impairment of intanc consolidation and exceptional items.

Other acquisitions

During the year the Group made other acquisitions totalling £12.2m. Other acquisitions cc Group's revenue and £1.1m to pre-tax profit before amortisation and impairment of intangi consolidation and exceptional items

(b) Associates

BSN Holdings Limited and subsidiaries (BSN)

In November 2005, the Group acquired a 25.1% interest in BSN, a fund manager based in the operations in the UK and the US, for total consideration of $34.9m (£20.0m including cost arising on consolidation represents the fair value of customer relationships, and is beir years. BSN has contributed £0.1m to Group pre-tax profits before amortisation of intangit consolidation since the date of acquisition.

8 Contingent liabilities

(a) In July 2003, it was announced that two of the Group's subsidiaries and the Company w sued in connection with an alleged infringement of patent number 6,560,580 (580 Patent) i rejected the claim.

The jury trial commenced on 7 February 2005. Prior to the commencement of the trial, the damage claims against the defendants, including the Group, to be an amount of up to $104m 2004. On the first day of trial, the Court dismissed all of the monetary claims against t dismissed all of the claims challenging use of the OM Click Exchange System for ICAP Elec (formerly BrokerTec USA LLC) ("IEB").

The case then proceeded to trial on the limited issue of the claimants' request for injur use of a second computer system, the ICAP Securities USA LLC (formerly Garban LLC) ("ICAP the Group's counterclaim for judgment declaring that the ICAP Securities GTN did not infr 22 February 2005, the jury found that the application for the 580 Patent failed to provic written description in certain of the 580 Patent claims. In addition, the jury found that GTN infringed certain claims of the 580 Patent, but that the claimed infringement had not

On 4 April 2005, the claimants and the Group filed post-trial applications. On 12 Decembe on the claimants' and the Group's applications pertaining to the jury's verdict and denie leaving the jury's verdict undisturbed.

On 22 February 2006, the Court ruled on the Group's application pertaining to claimants' conduct in the prosecution of the 580 Patent. The Court ruled in favour of the Group anc Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on 3 April a claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's

At this stage it is not possible to predict the outcome with certainty or to determine th if any, of the Group following any appeal, but based on current available information ar with the Group's lawyers, the directors continue to expect a successful outcome for the G been made in the Financial Statements for the year ended 31 March 2006.

(b) ICAP plc has received correspondence from National Australia Bank (NAB) alleging that supplied by an individual within ICAP-Nittan Pte Limited (ICAP-Nittan), one of ICAP's Sir a member of the TFS-ICAP joint venture, helped mask trading losses in NAB's foreign excha

On 27 January 2004 NAB announced that it incurred foreign exchange option trading losses million). Detailed reports following full investigations into these losses were publishec PricewaterhouseCoopers (PwC) and the Australian Prudential Regulation Authority in March

NAB incurred these foreign exchange trading losses between April 2003 and January 2004. T
descriptions of how certain NAB dealers concealed losses by processing false spot foreigr
foreign exchange option transactions, booking one-sided internal foreign exchange option
incorrect dealing rates for genuine transactions. The reports analyse the cause of these
including the methods of concealment allegedly employed by the NAB dealers, repeated fail
management, absence of NAB financial controls, gaps in NAB back office procedures, inadeq
governance and NAB corporate cultural weaknesses. NAB accepted the findings of the PwC re

Neither ICAP-Nittan nor any other member of the ICAP Group or TFS-ICAP accept any respons
foreign exchange trading losses and intend to vigorously contest any claim which may be m
matter.

ICAP-Nittan has been informed that a similar allegation has been asserted by NAB against
broker, which is not a party to the TFS-ICAP joint venture, in respect of these foreign e
losses.

It is not possible at this stage to predict the outcome with certainty nor to determine t
if any, of ICAP plc or ICAP-Nittan.

No provision has been made in the Financial Statements for the yeare ended 31 March 2006.

9 Exchange rates

The principal exchange rates which affect the Group, expressed in currency per £1, are sh

	Closing rate as at 31 March 2006	Closing rate as at 31 March 2005	Average year 31 March
US dollar	1.73	1.89	
Euro	1.43	1.45	
Yen	204.66	202.11	2

The Group is exposed to foreign exchange translational risk on consolidation of its overs
denominated in sterling. During the year ended 31 March 2006, the US dollar appreciated b
sterling and the euro appreciated by 2%. In accordance with IAS21 "The Effects of Changes
Rates", the resulting translational exchange difference is included within the £17.2m exc
directly to reserves, as disclosed in the consolidated statement of recognised income anc

10 Matched principal transactions

Certain Group companies are involved as principal in the purchase and simultaneous commit
between third parties. Such trades are complete only when both sides of the deal are sett
exposed to risk in the event that one side of the transaction remains unsettled. Substant
transactions settle within a short period of time and the settlement risk is considered t

The Group has adopted IAS32 and IAS39 prospectively from 1 April 2005. Hence matched prir
at 31 March 2005 are accounted for in accordance with UK GAAP.

Under UK GAAP, the amounts due to and payable by counterparties in respect of matched pri
expected to settle in the normal course of trading are offset and the net amount is inclu
receivables. Only outstanding transactions which have gone beyond settlement date and whe
transaction has settled are shown gross. The gross amount included in both trade and othe
and other payables is £509.9m as at 31 March 2005.

Under IFRS, all amounts due to and payable by counterparties in respect of matched princi
gross. The gross amount included as at 31 March 2006 in trade and other receivables is £1
and other payables is £142,679.2m.

Certain Group companies are involved in collaterised stock lending transactions as an int
counterparties. Under UK GAAP, the net amount is included in trade and other payables (31
Under IFRS such amounts are shown gross with £1,409.2m included in trade and other receiv
2006 and £1,410.2m included in trade and other payables.

11 Cash flow

Reconciliation of profit before taxation to net cash flow from operating activities

	Year ended 31 March 2006 £m
Profit before taxation	193.0

ICAP PLC - Holding(s) in Company

RNS Number:6936D
ICAP PLC
26 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 10 pence each

10. Date of transaction

22 May 2006

11. Date company informed

25 May 2006

12. Total holding following this notification

Holding has gone below 3%

13. Total percentage holding of issued class following this notification

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

26 May 2006

END

HOLEAKSKAEEKEFE

ICAP PLC - Directorate Change

RNS Number:5987D
ICAP PLC
25 May 2006

ICAP announces the appointment of Matthew Lester as new Group Finance Director

London, 25 May 2006. ICAP plc (IAP.L) the world's largest interdealer broker, announces the appointment of Matthew Lester as Group Finance Director. It is anticipated that he will be free to commence his appointment within six months.

Michael Spencer, Group Chief Executive of ICAP, commented 'I am delighted that the Board has appointed Matthew Lester as Group Finance Director, after a full and thorough search process. ICAP will certainly benefit from the strong technical skills and broad experience in a large public company which qualified him as the best candidate.'

Matthew Lester ACA (42) has worked for Diageo plc since 1996, most recently as Group Financial Controller where he was responsible, as head of Financial Planning and Reporting, for the overall performance management of Diageo and all external reporting. Between 2003 and 2005 he was Group Treasurer and prior to that Regional Finance Director, Diageo Key Markets from 2000. After qualifying with Arthur Andersen in 1987 he moved in 1988 to Kleinwort Benson, working in corporate finance.

It was announced on 22 November 2005 that Jim Pettigrew, the current Group Finance Director, had decided to pursue his career outside ICAP. Mr Pettigrew will leave the company on 2 June 2006. Mark Yallop, ICAP's Group Chief Operating Officer, will take over the Group Finance Director's responsibilities until Matthew Lester is free to take up his position.

Notes:

There are no details required to be disclosed in relation to paragraph 16.4 (b) of the Financial Services Authority Listing Rules in relation to Matthew Lester.

Contacts:

Michael Spencer	Group Chief Executive	(44) 20 7050 7400
Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. For more information go to www.icap.com

END

BOABXGDUUXDGGLU

ICAP PLC - Holding(s) in Company

RNS Number:4214D
ICAP PLC
23 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morgan Stanley Securities Limited

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10 pence each

10. Date of transaction

11. Date company informed

23 May 2006

12. Total holding following this notification

18,313,135

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

23 May 2006

END

HOLEAFSDALPKEFE

ICAP PLC - Holding(s) in Company

RNS Number:3929D
ICAP PLC
23 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ICAP plc

2. Name of shareholder having a major interest

Lloyds TSB Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lloyds TSB Group plc and its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

Not known

11. Date company informed

12. Total holding following this notification

Holding has gone below 3%

13. Total percentage holding of issued class following this notification

14. Any additional information

15. Name of contact and telephone number for queries

Kathryn Dickinson 020 7000 5782

16. Name and signature of authorised company official responsible for making this notification

Kathryn Dickinson, Deputy Company Secretary

Date of notification

23 May 2006

END

HOLEAPSAAFAKEFE

ICAP PLC - EBS Election for Equity

RNS Number:0303D
ICAP PLC
16 May 2006

EBS shareholders elect to receive the maximum number of ICAP shares

London, 16 May 2006. ICAP plc (IAP.L), the world's largest interdealer broker, announced on 21 April 2006 its agreement to acquire all of the share capital of EBS Group Limited (EBS), the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. The agreement is conditional on regulatory approval.

The consideration for 100% of the share capital of EBS was US$775 million, payable in cash. EBS shareholders were also offered:

* A partial share alternative whereby EBS shareholders may elect to receive, in aggregate, up to 36.1 million new ICAP shares in lieu of up to one third of the cash consideration they would otherwise have been entitled to; and

* A mix and match election under which EBS shareholders may receive more than one third of their cash consideration in new ICAP shares, to the extent that other EBS shareholders elect to receive less than one third of their cash consideration in new ICAP shares.

The EBS shareholders have between them elected to receive all of the 36.1 million new ICAP shares on offer and US $517 million in cash. Based on the closing price of an ICAP share of 529 pence on 15 May 2006, the day before the release of this announcement, the aggregate consideration would be US $876 million. The new ICAP shares issued as part of the transaction will be subject to lock-up arrangements for a period of six months.

An application to list the new ICAP shares will be made on completion of the acquisition following receipt of regulatory approval. It is expected that the new ICAP shares will be admitted to the Official List of the UK Financial Services Authority and to trading on the London Stock Exchange.

Contacts:

Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Neil Bennett	The Maitland Consultancy	(44) 20 7379 5151

About EBS

Launched in September 1993 by a group of the world's largest foreign exchange market making banks, EBS is the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. Approximately US$130 billion in spot foreign exchange, 700,000 ozs gold and 7,000,000 ozs silver transactions are conducted over the EBS Spot Dealing System in more than 40 countries each day.

The EBS shareholders are subsidiaries of the following banks and institutions:

ABN AMRO, Bank of America, Barclays, Citigroup, Commerzbank, Credit Suisse First Boston, HSBC, JPMorgan Chase, Lehman Brothers, The Royal Bank of Scotland, S-E-Banken, UBS AG and the Minex Corporation of Japan.

More information about EBS is available at www.ebs.com

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. For more information go to www.icap.com

END

MSCUNOKRNRRVARR